FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2002
                                          -----------

                               Trimark Energy Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X     Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No    X
                                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Energy Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   June 17, 2002                    By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

             Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")

                  Section 118(1) of the Securities Act, Alberta
                              (the "Alberta Act")


1.   Reporting Issuer

     The full name of the Issuer is TRIMARK ENERGY LTD., formerly Trimark Oil & Gas Ltd., (the "Issuer").

     The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305  - 1090  West  Georgia  Street
     Vancouver,  BC V6E 3V7
     Phone:  (604) 685-9316

2.   Date of Material Change

     June 17, 2002

3.   Press Release

     A press release dated June 17, 2002, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.   Summary of Material Change(s)

     Please see attached press release for details.

5.   Full Description of Material Change

     Please see attached press release for details.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

     Not Applicable

7.   Omitted Information

     Not Applicable

8.   Director

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare, Director
     Phone: (604) 685-9316

9.   Statement of Director

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 26th day of June, 2002.




                              "Nick DeMare"
                              --------------------------------------------------
                              Nick DeMare, Director

                               TRIMARK ENERGY LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 o Fax: (604) 683-1585
                 TSX Venture Symbol: TRK.V o OTCBB Symbol: TRKEF

--------------------------------------------------------------------------------



NEWS RELEASE                                                       JUNE 17, 2002


                             East Lost Hills Update

Mr. Don Busby, CEO of the Company, provides this update, as follow-up to a previous news release.

On May 29, 2002, the Company announced an agreement in principle regarding the East Lost Hills #4 and #9 wells. A formal agreement between the Company, the operator, and certain other participants in the East Lost Hills joint venture has now been finalized. There has been no change in the essential terms of the agreement in principle. The completion of this agreement has extinguished approximately US $360,000 in debts and has relieved the Company of any further funding obligations for the ELH #4 and #9 wells.

Testing of the ELH #9 well has now commenced. Testing of the ELH #4 well will begin immediately after testing of the ELH #9 well is complete.


ON BEHALF OF THE BOARD


"Don Busby"
------------------------------------
Donald W. Busby, CEO


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Energy Ltd. believe that the expectations reflected in such forward- looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.